EXHIBIT 5
GUARANTEE
     THIS GUARANTEE is made the 14th day of August, 2005 by XSTRATA PLC a corporation incorporated under the laws of the United Kingdom (the “Guarantor”), having a place of business at Bahnhofstrasse 2, CH – 6301 Zug, Switzerland, to and in favour of 6287042 Canada Limited, a corporation incorporated under the laws of Canada (the “Vendor”);
     WHEREAS 1184760 Alberta Ltd. (the “Purchaser”) has this day purchased from the Vendor 73,115,756 common shares (the “Subject Shares”) of Falconbridge Limited pursuant to an agreement (the “Share Purchase Agreement”) made as of the 14th day of August, 2005 between the Vendor, Brascade Corporation, Brascan Corporation, the Guarantor and the Purchaser, for a purchase price (the “Purchase Price”) that was satisfied by the delivery to the Vendor of (i) a promissory note in the principal amount of US$375,000,000, and (ii) a promissory note in the principal amount of US$1,327,345,890 (collectively, the “Notes”);
     AND WHEREAS it is a condition of the closing of the purchase and sale of the Subject Shares pursuant to the Share Purchase Agreement that the Guarantor execute and deliver this Guarantee;
     NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the sum of $1 and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Guarantor agrees with the Vendor as follows:
1.	Guaranteed Obligations
     The Guarantor irrevocably and unconditionally:
(a) guarantees to the Vendor the due and punctual payment, observance and performance by the Purchaser of all of the Purchaser’s liabilities and obligations to the Vendor, whether present or future, express or implied, actual or contingent, under or arising out of the Notes, including any liability or obligation to pay damages or other compensation for any breach of any provision of the Notes by the Purchaser;
(b) undertakes that, if the Purchaser fails to pay in full and on time any amount due under or in connection with the Notes, the Guarantor will immediately on demand pay that amount as if it were the principal obligor; and
(c) agrees to indemnify the Vendor on demand against each loss, liability and cost which the Vendor incurs as a result of:
(i)	the Purchaser’s failure to perform in full and on time its obligations under or arising out of the Notes; or

(ii)	any of the obligations (or purported obligations) of the Purchaser under the Notes being or becoming void, voidable or unenforceable.

2.	No Exhaustion of Remedies
     The Vendor shall not be bound to exhaust its recourse against the Purchaser or any other persons or to realize on any securities it may hold in respect of the Notes before being entitled to payment from the Guarantor under this agreement. For greater certainty, the Vendor shall not be obliged before exercising any of the rights, powers or remedies conferred upon it in respect of the Guarantor under this agreement:
(a) to make any demand of the Purchaser;
(b) to enforce or seek to enforce any claim, right or remedy against the Purchaser or any other person;
(c) to make or file any claim or proof in connection with the insolvency of the Purchaser or any other person; or
(d) to take any action or obtain judgment in any court against the Purchaser or any other person.
3.	Payment on Demand
     If the Purchaser defaults in the payment of the Notes or either of them when due, the Vendor will be entitled to make demand upon the Guarantor for the payment of the Notes. The Guarantor will make payment to the Vendor of the principal and the interest owing on the Notes forthwith after such demand is made to the Guarantor and such demand shall be conclusively deemed to have been effectually made and given when an envelope containing such demand, addressed to the Guarantor, is delivered to the attention of the Guarantor at the address of the Guarantor set forth in this agreement or at such other address as the Guarantor may from time to time designate to the Vendor in writing.
4.	Liability Absolute
     The liability of the Guarantor shall be absolute and unconditional irrespective of:
     (a) any defence, counterclaim or right of set-off available to the Purchaser;
     (c) any change in the name, constating documents or by-laws of the Purchaser;
     (d) any amalgamation, merger or re-organization of the Purchaser;
     (e) the insolvency or incapacity of, the Purchaser, the Guarantor or any other person;
     (f) any invalidity, illegality, unenforceability, irregularity or frustration in any respect of any of the liabilities or obligations referred to in the Notes; and
     (g) any other act, omission, event or circumstances which, but for this provision, might operate to prejudice or otherwise affect the liability of the Guarantor under this Agreement or any of the rights, powers or remedies conferred upon the Vendor under this agreement or by law.
5.	Dealings by Vendor
     The Vendor may, without giving notice to or obtaining the consent of the Guarantor, grant extensions of time and other indulgences, take and give up securities, accept compositions, grant releases and discharges, whether full, partial, conditional or otherwise, perfect or fail to perfect any securities, release any undertaking, property or assets charged by any securities to third parties and otherwise deal or fail to deal with the Purchaser and others (including, without limitation, any other guarantors) and securities, hold any moneys received from the Purchaser and others or from any securities, apply such moneys against such part of the obligations of the Purchaser under the Notes and change any such application in whole or in part from time to time, all as the Vendor may see fit, without prejudice to or in any way discharging or diminishing the liability of the Guarantor and no loss of or in respect of any securities received by the Vendor from the Purchaser or any other persons, whether occasioned through the fault of the Vendor or otherwise, shall in any way discharge or diminish the liability of the Guarantor.
6.	Limitations on the Guarantor
     The Guarantor agrees that while any amounts are or may be owed by the Purchaser under the Notes, the Guarantor will not exercise any rights which the Guarantor may at any time have by reason of performance by it of its obligations under this agreement:
(a)	to be indemnified by the Purchaser;

(b)	to take the benefit (in whole or in part) and whether by way of subrogation or otherwise of any rights of the Vendor under the Notes or of any other security taken in connection with the Notes by the Vendor; or

(c)	to claim or prove in a liquidation or other insolvency proceedings of the Purchaser or any co-surety in competition with the Vendor.

7.	Termination of Guarantee
     This Guarantee shall terminate and have no further force or effect upon the satisfaction of the obligations of the Purchaser under the Notes.
8.	No Rights of Set-Off
     All amounts payable by the Guarantor shall be paid without set-off or counterclaim.
9.	Entire Agreement
     There are no representations, conditions, agreements or understandings with respect to this agreement or affecting the liability of the Guarantor other than as set forth or referred to in this agreement.

10.	Successors and Assigns
     This agreement shall enure to the benefit of and be binding upon the respective heirs, legal representatives, successors and permitted assigns of the Guarantor and the Vendor.
11.	Governing law
     This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

XSTRATA PLC INCORPORATED

Per:	/s/ Benny Steven Levene

Name: Benny Steven Levene
Title: Chief Legal Counsel